BCB BANCORP, INC.

104-110 Avenue C

Bayonne, New Jersey 07002

November 7, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dietrich King

Re:	BCB Bancorp, Inc.

Registration Statement on Form S-4 Filed September 5, 2017 File No. 333-220350

Ladies and Gentlemen:

BCB Bancorp, Inc. (the “Company”) hereby confirms that the Company’s quarterly report on Form 10-Q for the period ended September 30, 2017 will be timely filed after effectiveness of the registration statement on Form S-4 referred to above (the “Registration Statement”). Additionally, the Company confirms that there have been no material trends, events or transactions that arose after the date of the latest balance sheet included in the Registration Statement that would materially affect an investor’s understanding of the Company’s financial condition and results of operations.

Should you have any questions or comments regarding the foregoing, please call the Company’s counsel, Michael P. Reed, or Christopher J. DeCresce of Covington & Burling, LLP, who can be reached at (202) 662-5988 or (212) 841-1017, respectively.

Very truly yours,

BCB Bancorp, Inc.

By:	/s/ Thomas Coughlin
Name:	Thomas Coughlin
Title:	President and Chief Executive Officer